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                                                                    EXHIBIT 99.1



               JOHN MCADAM JOINS F5 NETWORKS AS PRESIDENT AND CEO

          MCADAM BRINGS NEARLY 30 YEARS OF MANAGEMENT EXPERIENCE TO F5

SEATTLE, WA, July 19, 2000 -- F5 Networks, Inc. (NASDAQ: FFIV), the leading provider of Internet traffic and content management (iTCM) products, announced today the appointment of John McAdam as President, Chief Executive Officer and a member of F5's board of directors. Mr. McAdam will assume these roles on Monday, July 24, 2000.

John McAdam is currently the General Manager of IBM's multi-billion dollar worldwide web server sales business unit. Prior to his position with IBM, Mr. McAdam spent ten years at Sequent Computer where he grew the European sales division from $8,000,000 to $300,000,000, before moving into the position of President and Chief Operating Officer. Mr. McAdam led the sale of Sequent Computer to IBM in September 1999.

Jeff Hussey will continue to serve as the Chair of the F5 board of directors, and will assume the new role of Chief Strategist for the company. "We are incredible "to have someone of John McAdam's caliber and experience to lead the company as we capitalize on the many opportunities to extend our leadership position in the rapidly growing internet traffic and content management market. This is the right time for the change, and John is the right person for the job."

ABOUT F5 NETWORKS

F5 Networks is the leader in Internet Traffic and Content Management (iTCM). Our award winning integrated suite of high-performance best of breed products provide an end-to-end solution for automatically and intelligently managing Internet content and traffic - globally. The company is headquartered in Seattle, Washington, and has offices in Atlanta, Boston, Chicago, Dallas, Los Angeles, New York, Phoenix, San Diego, San Francisco, Toronto, Washington, D.C., Australia, China, Hong Kong, Japan, Korea, Germany, Singapore, Sweden and the United Kingdom. F5 Networks is located on the web at www.f5.com.

This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts", "potential" or "continue" or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC.